September 16, 2005

COURTESY COPY – FOR STAFF REVIEW (filed via EDGAR on September 16, 2005)

Mr. Daniel F. Duchovny

Attorney-Advisory

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Metals USA., Inc.
Revised Schedule 13e-3
Filed on August 24, 2005
File No. 5-51963
Revised Preliminary Merger Materials on Schedule 14A
Filed on August 24, 2005
File No. 0-13123

Dear Mr. Duchovny:

On behalf of Metals USA, Inc., a Delaware corporation (“Metals USA” or the “Company”), set forth below is the response of Metals USA to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 1, 2005 (the “Comment Letter”), regarding the Schedule 13e-3 Transaction Statement and Schedule 14A Preliminary Proxy Statement (“Original Proxy Statement”) filed by Metals USA and such other filing persons named therein (the “Other Filing Persons”) which were filed with the Securities and Exchange Commission (“SEC”) on August 24, 2005 in connection with the proposed merger transaction among Flag Holdings Corporation (“Parent”), Flag Acquisition Corporation (“Merger Sub”) and Metals USA. In connection therewith, Metals USA and the Other Filing Persons (including additional filing persons set forth therein) are hereby filing via EDGAR this letter and an amended Schedule 13e-3 Transaction Statement (“Amended Schedule 13e-3”) and an amended Schedule 14A Preliminary Proxy Statement (the “Amended Proxy Statement”), which incorporates the changes made in response to the Comment Letter and certain other changes.

Daniel F. Duchovny

United States Securities and Exchange Commission

September 16, 2005

For convenience of the Staff, we have transcribed the comments being addressed and our client’s response to each comment in sequence. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Proxy Statement.

Preliminary Merger Materials on Schedule 14A

Financial Advisory Services of CIBC World Markets Corp, page 32

1.	We note that as part of your response to prior comment 8 you have added the ranges of implied equity references based on the analyses conducted by C1BC World Markets. Please revise your disclosure to include the data underlying those results for each analysis. We note that similar information is included in pages 16 to 20 of the May 10, 2005 presentation given by CIBC to your board of directors.

The disclosure appearing on page 33 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

Please contact the undersigned at (212) 872-8089 or Steven Scheinman of this Firm at (212) 872-1090 with any questions on the foregoing.

Sincerely,

/s/ Lorne Smith
Lorne Smith

cc:	Melinda Kramer, Esq., Securities and Exchange Commission
John A. Hageman, Esq., Metals USA, Inc.
Steven Scheinman, Akin Gump Strauss Hauer & Feld LLP
Andrew Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz (counsel to Parent)